Exhibit 4.5
DESCRIPTION OF REGISTRANT’S SECURITIES
The following is a summary of information concerning the capital stock of Palo Alto Networks, Inc. (the “Company,” “we,” “us” or “our”) and certain provisions of our restated certificate of incorporation (“COI”) and amended and restated bylaws (“Bylaws”) as they are currently in effect. This summary does not purport to be complete and does not contain all the information that may be important to you. This summary is qualified in its entirety by the provisions of our COI and Bylaws, each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K, of which this Exhibit 4.5 is a part, as well as the applicable provisions of the Delaware General Corporate Law (the “DGCL”). We encourage you to read our COI, Bylaws, and to the applicable provisions of the DGCL carefully.
General
Our authorized capital stock consists of 1,100,000,000 shares, with a par value of $0.0001 per share, of which 1,000,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock.
Common stock
The holders of our common stock are entitled to one vote per share in any election of directors and on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. Upon our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred stock

Our board of directors is authorized, without further action by our stockholders except as required by the listing standards of the Nasdaq Global Select Market (“Nasdaq”), to issue from time to time up to an aggregate of 100,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series, any or all of which may be greater than the rights of common stock.

Anti-takeover effects of the COI, Bylaws and Delaware law

Our COI and Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated preferred stock. As discussed above, our board of directors has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on the ability of stockholders to act by written consent or call a special meeting. Our COI provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend our COI or Bylaws or remove directors without holding a meeting of stockholders called in accordance with our Bylaws.

In addition, our COI and Bylaws provide that special meetings of the stockholders may be called only by chairman of our board of directors, the chief executive officer, the president (in the absence of a chief executive officer), or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors. Our board of directors may, at any time prior to the holding of a meeting of stockholders and for any reasonable reason, postpone or cancel such meeting.

Requirements for advance notification of stockholder nominations and proposals. Our COI and Bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. Under our Bylaws, eligible stockholders may nominate persons for our board of directors for inclusion in our proxy statement. To be eligible, a single stockholder, or group of up to 20 stockholders, must own 3% of our outstanding stock continuously from at least three years prior to such nomination through the date of our relevant annual meeting. The individual stockholder, or group of stockholders, may submit that number of director nominations not exceeding the greater of (a) two or (b) 20% of the number of directors in office. Any such nomination must comply with the requirements set forth in our Bylaws. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempt to obtain control of our company.

Board classification. Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Election and removal of directors. Our COI and Bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our COI and Bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors. Under our COI and Bylaws, directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation provides otherwise. Our COI and Bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Delaware anti-takeover statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (877) 373-6374.

Exchange Listing

Our common stock is listed on Nasdaq under the symbol “PANW.”